Exhibit (a)(1)(I)

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is being made solely by the Offer to Purchase dated July 23, 2007 and the related Letter of Transmittal, and is being made to holders of Shares.  Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.  If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law.  If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 1,500,000 Shares of Common Stock

of

PROGINET CORPORATION

at

$1.65 Net Per Share

by

RED OAK FUND, L.P.

Red Oak Fund, L.P. (“Purchaser”), a Delaware limited partnership, is offering to purchase up to 1,500,000 shares of common stock, par value $0.01 per share (the “Shares”), of Proginet Corporation, a Delaware corporation (the “Company”), at a price of $1.65 per Share, net to the seller (subject to withholding taxes, as applicable), in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, the Letter of Transmittal and the other related documents delivered to stockholders of the Company (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON AUGUST 17, 2007 (THE “EXPIRATION DATE”) UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on Purchaser obtaining financing but is subject to customary conditions.  If any condition to the Offer is not satisfied, Purchaser may (i) extend the Offer, and, subject to applicable withdrawal rights, retain all tendered Shares during the period for which the Offer is open or extended; (ii) waive any conditions to the tender and, subject to proration, accept for payment on the Expiration Date and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date; (iii) terminate the Offer and not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering stockholders; or (iv) amend the Offer in any other respect by giving oral or written notice of that amendment to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”).

Purchaser is making the Offer because Purchaser believes that the Shares represent an attractive investment at this price.   A tender offer represents a more expeditious manner for Purchaser to acquire Shares given the lack of liquidity in the trading market for the Shares.  Purchaser has no plan or intention to obtain or influence control of the business of the Company.

Purchaser may, from time to time, subsequent to the expiration of the Offer, acquire additional Shares or dispose of all or some of the Shares or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Company and other factors.  Purchaser does not intend to provide for a subsequent offering period.

For purposes of the Offer, Purchaser will be deemed to have purchased Shares that have been validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of Shares pursuant to the Offer.  On the terms of and subject to the conditions to the Offer, Purchaser will pay for Shares Purchaser has accepted for payment under the Offer by depositing the purchase price therefor with the Depositary.  The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment.  Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

Under no circumstances will Purchaser pay interest on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility pursuant to the procedure set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an agent’s message (as defined in Section 3 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 12 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary.  Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date of the Offer.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Previously tendered Shares may be withdrawn at any time prior to the Expiration Date pursuant to the procedures described in the Offer to Purchase.  In addition, tendered Shares may be withdrawn at any time after September 22, 2007 if the Shares have not yet been accepted for payment by Purchaser.  If Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept Shares for payment for any reason, then, subject to applicable law, the Depositary may, nevertheless, on Purchaser’s behalf, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase.  However, any delay will be by an extension of the Offer to the extent required by law.  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal in the form described in Section 4 of the Offer to Purchase must be timely received by the Depositary.  If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Shares have been tendered for the account of an eligible guarantor institution.  If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Shares and otherwise comply with the Depository Trust Company’s procedures.

If more than 1,500,000 Shares are validly tendered prior to the Expiration Date, and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 1,500,000 Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the Expiration Date and not properly withdrawn.  If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, Purchaser may not be able to announce the final results of proration or pay for any Shares until five trading days after the Expiration Date and proration period.  However, Purchaser will pay for validly tendered Shares as promptly as possible once the number of shares accepted from each holder is determined.  Purchaser expects to be able to pay for all accepted shares held in “street name” which are delivered to Purchaser by book entry transfer within eight business days.  Preliminary results of proration will be announced by press release as promptly as practicable.  Holders of Shares may obtain such preliminary information from Red Oak Capital Partners, LLC at its telephone number shown below and on the back cover of the Offer to Purchase.  All Shares not accepted for payment due to an oversubscription will be returned to the stockholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, in each case, in accordance with the procedure described in Section 2 of the Offer to Purchase.

Upon request received by Red Oak Capital Partners, LLC, offer materials will be mailed to record holders and beneficial owners and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the list of security holders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of such securities.  A stockholder list has been requested, and the Company has agreed to provide that list, and Purchaser will mail the offer materials to all holders shown on that list.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.  The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to Red Oak Capital Partners, LLC as set forth below, and copies will be furnished promptly at Purchaser’s expense.  No fees or commissions will be paid to brokers, dealers or other persons (other than Red Oak Capital Partners, LLC) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

If delivering by mail:

American Stock Transfer & Trust Company
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, New York 10272-2042
Phone: Toll-free (877) 248-6417
(718) 921-8317

If by facsimile: (718) 234-5001	If delivering by hand or courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
The Information Agent for the Offer is:

RED OAK CAPITAL PARTNERS, LLC
145 Fourth Avenue, Suite 15A
New York, NY 10003
July 23, 2007                                                                                                          (212) 614-8952